
                                                                   EXHIBIT 12

                            AMERICAN EXPRESS COMPANY
          COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
                              (Dollars in millions)




                                   Nine Months
                              Ended September 30,
                                     2000                                           Years Ended December 31,
                                                    -----------------------------------------------------------------------------
                                  (Unaudited)           1999            1998             1997             1996            1995
                                   ---------            ----            ----             ----             ----            ----

Earnings:
    Pretax income from
     continuing operations       $    2,995         $     3,438     $     2,925     $     2,750       $     2,664     $     2,183
    Interest expense                  2,177               2,178           2,224           2,122             2,160           2,343
    Other adjustments                   125                 151             124             127               139              95
                                 ----------         -----------     -----------     -----------       -----------     -----------
Total earnings (a)               $    5,297         $     5,767     $     5,273     $     4,999       $     4,963     $     4,621
                                 ----------         -----------     -----------     -----------       -----------     -----------

Fixed charges:
    Interest expense             $    2,177         $     2,178     $     2,224     $     2,122       $     2,160     $     2,343
    Other adjustments                   125                 152             129             129               130             135
                                 ----------         -----------     -----------     -----------       -----------     -----------
Total fixed charges (b)          $    2,302         $     2,330     $     2,353     $     2,251       $     2,290     $     2,478
                                 ----------         -----------     -----------     -----------       -----------     -----------

Ratio of earnings to
    fixed charges (a/b)              2.30                2.48            2.24            2.22              2.17            1.86


Included in interest expense in the above computation is interest expense related to the international banking operations of American Express Company (the company) and Travel Related Services' Cardmember lending activities, which is netted against interest and dividends and Cardmember lending net finance charge revenue, respectively, in the Consolidated Statements of Income.

For purposes of the "earnings" computation, other adjustments include adding the amortization of capitalized interest, the net loss of affiliates accounted for at equity whose debt is not guaranteed by the company, the minority interest in the earnings of majority-owned subsidiaries with fixed charges, and the interest component of rental expense and subtracting undistributed net income of affiliates accounted for at equity.

For purposes of the "fixed charges" computation, other adjustments include capitalized interest costs and the interest component of rental expense.

In the fourth quarter of 1995, the company's ownership in First Data Corporation ("FDC") was reduced to approximately 10 percent as a result of shares issued by FDC in connection with a merger transaction. Accordingly, as of December 31, 1995, the company's investment in FDC is accounted for as Investments - Available for Sale.